UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Carter’s, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of securities)

146229109
(CUSIP number)

Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050
(Name, address and telephone number of person authorized to receive notices and communications)

May 23, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes ).

CUSIP No. 146229109	13D	Page 2

1.	NAME OF REPORTING PERSON: Berkshire Fund VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	5,399,436 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	5,399,436 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		5,399,436 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.4% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

CUSIP No. 146229109	13D	Page 3

1.	NAME OF REPORTING PERSON: Berkshire Fund VII-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	1,009,440 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	1,009,440 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,009,440 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.8% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

CUSIP No. 146229109	13D	Page 4

1.	NAME OF REPORTING PERSON: Berkshire Investors IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	105,275 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	105,275 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		105,275 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.2% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

CUSIP No. 146229109	13D	Page 5

1.	NAME OF REPORTING PERSON: Berkshire Investors III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	53,599 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	53,599 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		53,599 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

CUSIP No. 146229109	13D	Page 6

1.	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	695,195 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	695,195 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		695,195 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.2% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

CUSIP No. 146229109	13D	Page 7

1.	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	6,944 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	6,944 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,944 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		less than 0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

CUSIP No. 146229109	13D	Page 8

1.	NAME OF REPORTING PERSON: Stockbridge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	263,329 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	263,329 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		263,329 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.5% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

CUSIP No. 146229109	13D	Page 9

1.	NAME OF REPORTING PERSON: Berkshire Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	22,682 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	22,682 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		22,682 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		less than 0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

CUSIP No. 146229109	13D	Page 10

1.	NAME OF REPORTING PERSON: Stockbridge Fund M, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	75,282 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	75,282 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		75,282 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of April 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

Explanatory Note:  The Reporting Persons previously reported their beneficial ownership on Schedule 13G.

Item 1.          Security and Issuer.

This Schedule 13D (this “Schedule 13D” or this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Carter’s, Inc. (the “Company” or the “Issuer”).  The address of the principal executive offices of the Issuer is The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309.

Item 2.          Identity and Background.

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):  Berkshire Fund VII, L.P. (“Fund VII”); Berkshire Fund VII-A, L.P. (“Fund VII-A”); Berkshire Investors IV LLC (“Investors IV”); Berkshire Investors III LLC (“Investors III”); Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”); Stockbridge Absolute Return Fund, L.P. (“SARF”); Stockbridge Partners LLC (“SP”); Berkshire Partners LLC (“BP”); and Stockbridge Fund M, L.P. (“SFM”).

Seventh Berkshire Associates LLC, a Massachusetts limited liability company (“7BA”), is the general partner of Fund VII and Fund VII-A.  Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of SF, SARF and SFM.  The managing members of 7BA are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Christopher J. Hadley, Sharlyn C. Heslam, Elizabeth L. Hoffman, Ross M. Jones, Lawrence S. Hamelsky, Richard K. Lubin, Joshua A. Lutzker, David R. Peeler and Robert J. Small (the “Berkshire Principals”). The Berkshire Principals are also the managing members of Investors IV, Investors III and SA.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.  Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Act.  The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

The following address is the business address for each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, 7BA and SA:  200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

The principal business of each of Fund VII, Fund VII-A, Investors IV, Investors III, SF, SFM and SARF is to make investments in, buy, sell, hold, pledge and assign securities.  The principal business of 7BA is to act as general partner of Fund VII, Fund VII-A and certain other funds.  The principal business of SA is to act as general partner of SF, SFM, SARF and certain other funds. The principal business of SP is to act as investment manager of SF, SFM, SARF and certain other funds or managed accounts. The principal business of BP is to act as investment advisor to its investment funds, including Fund VII and Fund VII-A.  The principal occupation of each of the Berkshire Principals is Managing Director of BP.

During the last five years, none of the Reporting Persons, 7BA, SA, or any of their respective executive officers, directors, general partners, or managing members, as applicable, and none of the Berkshire Principals (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Fund VII, Fund VII-A, Investors IV, SF, SARF, SP, SA and SFM is organized under the laws of the State of Delaware.  Each of 7BA, Investors III and BP is organized under the laws of the Commonwealth of Massachusetts.  Each of the Berkshire Principals is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

The ultimate source of funds for the acquisition of the Common Stock by (i) each of Fund VII, Fund VII-A, Investor IV and Investors III was and is capital contributions of the partners and members of such Reporting Persons, (ii) SF, SFM and SARF was and is capital contributions of the partners of such Reporting Person or investment proceeds thereof, (iii) SP was and is capital contributed to a managed account advised by such Reporting Person or investment proceeds thereof, and (iv) BP was as compensation from the Issuer for services provided by employees of BP.  The amount of funds used by the Reporting Persons in making its purchases for the shares of Common Stock beneficially owned as of May 23, 2011, was approximately:  Fund VII $140,654,504; Fund VII-A $26,295,762; Investors IV $2,742,398; Investors III $1,396,246; SF $19,271,426; SARF $180,743; SP on behalf of a private endowment $7,011,835; and SFM $2,334,852.  The acquisition of the Common Stock by the three Berkshire Principals identified in Item 5 took the form of distributions in kind from affiliates of the Reporting Persons.

Item 4.          Purpose of Transaction.

The Reporting Persons have acquired the Common Stock for investment purposes.  The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer’s management and board of directors concerning options for enhancing shareholder value and other matters relating to the business and affairs of the Issuer.  These discussions may include engaging with the Issuer on a review of its strategic activities, assessment of its organization, management of its balance sheet and the pursuit of other corporate transactions (including new financings or a “going-private” transaction).  In addition, such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer continually.  Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may, at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement.

From time to time, Thomas E. Whiddon, a director of the Issuer, provides advisory services to BP, but not with respect to the Issuer.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

Item 5.          Interests in the Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of May 23, 2011, the Reporting Persons beneficially owned in the aggregate 7,631,182 shares of Common Stock, representing approximately 13.2% of the shares of Common Stock outstanding (based on the number of shares outstanding as of April 29, 2011, being 57,761,103 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the quarterly period ended April 2, 2011).

As the sole general partner of Fund VII and Fund VII-A, 7BA may be deemed to beneficially own the shares of Common Stock held by Fund VII and Fund VII-A.  However, 7BA disclaims beneficial ownership of such shares of Common Stock, and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d) of the Act (or any other purpose), the beneficial owner of such shares held by Fund VII and Fund VII-A.  As the sole general partner of SF, SARF and SFM, SA may be deemed to beneficially own shares of Common Stock held by SF, SARF and SFM.  However, SA disclaims beneficial ownership of such shares of Common Stock, and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d) of the Act (or any other purpose), the beneficial owner of such shares held by SF, SARF or SFM.

By virtue of their positions as managing members of 7BA, Investors IV, Investors III, SA and BP, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VII, Fund VII-A, Investors IV, Investors III, SF, SARF, SFM and SP. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund VII, Fund VII-A, Investors IV, Investors III, SF, SARF, SFM and SP, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

As of May 23, 2011, three of the Berkshire Principals beneficially own shares of Common Stock.  Specifically, Bradley M. Bloom has sole voting and dispositive power with respect to 150,004 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock outstanding, Christopher J. Hadley has sole voting and dispositive power with respect to 6,560 shares of Common Stock, representing less than 0.1% of the shares of Common Stock outstanding, and Michael C. Ascione has shared voting and dispositive power with respect to 7,918 shares of Common Stock, representing less than 0.1% of the shares of Common Stock outstanding.

(c)  During the 60 calendar days preceding the date of this Schedule 13D, the following transactions were effected:

Reporting Person	Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
SF	4/5/2011	Purchase	43,800	$29.6743	$29.36	$29.85
SF	5/3/2011	Purchase	59,800	$29.1347	$28.955	$29.20
SF	5/4/2011	Purchase	16,300	$29.3655	$29.36	$29.405

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions).  The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

Except as disclosed in Item 5(c) of this Statement, none of the Reporting Persons, 7BA, SA, or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, and none of the Berkshire Principals has effected a transaction in Common Stock during the 60 calendar days preceding the date of this Schedule 13D.

(d)  The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.  Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses of the Reporting Persons to Items 2 through 5 of this Statement are incorporated herein by reference. The powers of disposition with respect to shares of Common Stock owned by managed client accounts of SP are established in written investment advisory agreements between clients and SP, which are entered into in the normal and usual course of the business and which are generally applicable to all securities purchased for the benefit of each such managed account.  There are no special or different agreements relating to the securities of the Issuer.  The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of securities of the Issuer, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies.  In connection with  voting, SP may be allowed or directed to vote the proxies received by client accounts.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Item 7.          Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2011

BERKSHIRE FUND VII, L.P.

By:	Seventh Berkshire Associates LLC,
its general partner

By:	/s/ Ross M. Jones
	Name:	Ross M. Jones
	Title:	Managing Director

BERKSHIRE FUND VII-A, L.P.

By:	Seventh Berkshire Associates LLC,
its general partner

By:	/s/ Ross M. Jones
	Name:	Ross M. Jones
	Title:	Managing Director

BERKSHIRE INVESTORS IV LLC

By:	/s/ Ross M. Jones
	Name:	Ross M. Jones
	Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Ross M. Jones
	Name:	Ross M. Jones
	Title:	Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	Berkshire Partners LLC, its sole managing member

By:	/s/ Ross M. Jones
	Name:	Ross M. Jones
	Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	/s/ Ross M. Jones
	Name:	Ross M. Jones
	Title:	Managing Director

STOCKBRIDGE FUND M, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons